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SEC ON

17005851

SEC Mail Processing Section FEB 27 2017 Washington DC 416

SEC FILE NUMBER
8-69406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Related Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Columbus Circle
(No. and Street)

New York (City) NY (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

51 John F. Kennedy Parkway (Address) Short Hills (City) NJ (State) 07078 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

BS

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Daniel A. Fulop, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Related Financial Services, LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn
to before me on February 23, 2017.

MARIA D. GIRON
Notary Public, State of New York
Registration #01GI6301079
Qualified In New York County
Commission Expires April 14, 2018

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)
Index
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3–6

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Members
Related Financial Services, LLC:

We have audited the accompanying statement of financial condition of Related Financial Services, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Related Financial Services, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills, New Jersey
February 23, 2017

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 24,326,475
Due from escrow agent	250,000
Prepaid expenses and other assets	22,651
Property and furniture net of accumulated depreciation of $10,951	133,753
Total assets	$ 24,732,879
Liabilities and Members' Equity	
Foreign finders' fees payable	$ 13,641,848
Accounts payable and accrued expenses	198,698
Due affiliate	974,692
Total liabilities	14,815,238
Members' equity	9,917,641
Total liabilities and members' equity	$ 24,732,879

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Related Financial Services, LLC (the "Company"), is a limited liability company and was formed under the laws of the state of Delaware on November 6, 2013. The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Effective September 2, 2016, the members of the Company contributed their ownership interests in the Company to Related Fund Management, LLC ("RFM") and accordingly became a wholly owned subsidiary of RFM (the "Reorganization").

The Company acts primarily as a broker or dealer selling private placements of securities under the EB-5 Immigrant Investor Program. The issuers of the private placements are affiliated entities.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial instruments not measured at fair value

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Financial instruments not measured at fair value

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Due from escrow agent

The Company, pursuant to a third party escrow agreement, is required to maintain a $250,000 deposit with the escrow agent.

2. Summary of Significant Accounting Policies (continued)

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over 10 years.

Income taxes
As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its Members; the Members are then liable for any income taxes.

Prior to the Reorganization, the Company is subject to New York City Unincorporated Business Tax ("NYC UBT") for which it provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

Subsequent to the Reorganization, the Company became a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes subsequent to the Reorganization.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In the normal course of business, the Company is subject to examination by federal, state and local income tax regulators. As of December 31, 2016, the Company's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination since the inception of the Company.

3. Transactions with Affiliates

An affiliate provides to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services for the Company to operate its business. On May 1, 2016, the Company entered into an office lease with an affiliate that will expire on October 30, 2019. The total amount due to the affiliate, at December 31, 2016, is approximately $975,000.

The Company acts as placement agent for issuers that are affiliated entities.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2016 consists of:

Furniture and fixtures	$ 19,560
Leasehold improvement	125,144
	144,704
Less: Accumulated depreciation and amortization	(10,951)
	$ 133,753

5. Contingencies

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative method, net capital, as defined, shall not be less than $250,000. At December 31, 2016, the Company had net capital of approximately $9,511,000 which exceeded the required net capital by approximately $9,261,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Commitments

The Company leases its office space from an affiliate under a noncancelable operating lease.

The approximate aggregate minimum future payments under the lease including required payments for increases in real estate taxes but exclusive operating cost escalations, are payable as follows:

Year Ending December 31,	Total Commitments
2017	$ 213,000
2018	213,000
2019	177,000
	$ 603,000

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016.

On February 9, 2017, the Company made a capital distribution in the amount of $3,000,000.